Surf Dog, Inc.

Financial Statement

November 30, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SURF DOG, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Surf Dog, Inc.
Venice Beach, California

We have reviewed the accompanying financial statement of Surf Dog, Inc. (the "Company"), which comprise the balance sheet as of November 30, 2018 and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Keiter

December 14, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SURF DOG, INC.

Balance Sheet
November 30, 2018

<u>Assets</u>

Assets	$	-

<u>Liabilities and Stockholder's Deficit</u>

Current liabilities:		
Due to related party	$	505
Total liabilities		505
Stockholder's equity (deficit):		
Common stock; $0.001 par value; 3,000,000 shares authorized,		
1,000,000 shares issued, and outstanding in 2018		1,000
Accumulated deficit		(1,505)
Total stockholder's deficit		(505)
Total liabilities and stockholder's deficit	$	-

See report of independent accountants and accompanying notes to financial statement.

SURF DOG, INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Surf Dog, Inc. (the "Company") was founded on November 8, 2018 and operates out of Venice Beach, California. The Company is a wholly owned subsidiary of Venice Beach Hospitality, Inc., which currently operates a coffee retail coffee location on the Venice Beach boardwalk. The Company was formed to operate a hot dog shop in the space currently operated as a coffee shop by Venice Beach Hospitality. The Company has been negotiating with national hot dog companies to pursue either a license or franchise opportunity and believes that it will have an agreement by the end of 2018. The accompanying financial statements only include the accounts of Surf Dog, Inc.

Management's Plans: The Company intends to sub-lease a portion of the existing location on the Venice Beach Boardwalk in the short term and use investor funding to subdivide the location into two spaces, purchase equipment and hire employees. The lease, which is owned by a related company, has a remaining term of 3.5 years with a right of renewal for an additional 5 years. The lessor has agreed to the subdivision of the location.

The Company intends to open the hot dog location in early January 2019. The development of the space will occur in spring 2019. The Company's focus is on generating revenue and presenting a reasonably priced and unique food product to the approximately 15 million annual visitors to the Boardwalk. The Company will offer high quality products, specially developed toppings in addition to a vegan option which is not presently available.

The Company believes the combination of their strategic plan, capital contributions from their shareholders, and access to additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

    Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Subsequent Events: Management has evaluated subsequent events through December 14, 2018, the date the financial statements were available to be issued, and has determined that no additional disclosures are necessary.

2. **Stockholder's Equity:**

    Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 5,000,000 shares of stock consisting of 3,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, par value of $0.001 per share as of November 30, 2018.

    The Company has issued and outstanding 1,000,000 shares of common stock at November 30, 2018. The holder of each share of common stock is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. The Board of Directors has the authority to authorize the issuance of preferred stock from time to time in one or more classes or series and state in resolutions the rights of the preferred shareholders.

3. **Related Party Transaction:**

The Company is a wholly owned subsidiary of Venice Beach Hospitality, Inc. which owns 100% of all issued and outstanding common shares of the Company at November 30, 2018. All start-up costs were paid by Venice Beach Hospitality, Inc., and the Company has included those amounts in the accompanying balance sheet as, due to a related party at November 30, 2018.